Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-130789-06

PWR16

$2,924,553,000

(Approximate)

Bear Stearns Commercial Mortgage Securities Trust 2007-PWR16

as Issuing Entity

Bear Stearns Commercial Mortgage Securities Inc.

as Depositor

Wells Fargo Bank, National Association

Prudential Mortgage Capital Funding, LLC

Bear Stearns Commercial Mortgage, Inc.

Principal Commercial Funding II, LLC

Nationwide Life Insurance Company

as Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates

Series 2007-PWR16

June 6, 2007

BEAR, STEARNS & CO. INC.	MORGAN STANLEY
Co-Lead Bookrunning Manager	Co-Lead Bookrunning Manager

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204. This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus is preliminary and is subject to completion or change. The information in this free writing prospectus supersedes information contained in any prior similar free writing prospectus relating to these securities prior to the time of your commitment to purchase. This free writing prospectus is not an offer to sell or solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

$2,924,553,000 (Approximate)

Bear Stearns Commercial Mortgage Securities Trust 2007-PWR16

Commercial Mortgage Pass-Through Certificates

Series 2007-PWR16

The free writing prospectus (denominated as a prospectus supplement) dated May 29, 2007 (the “Free Writing Prospectus”) and the free writing prospectus dated May 25, 2007 presenting certain structural and collateral information (the “Term Sheet”) are hereby updated in the following respects:

A.	Structural Update

1.	Issue Characteristics.

Offered Certificates

Class	Initial Certificate Balance(1)(2)	Subordination Levels(3)	Ratings (Moody’s /Fitch)	Weighted Average Life (yrs.)(4)	Principal Window (mos.)(4)	Assumed Final Distribution Date(4)	Approximate Initial Pass-Through Rate(5)
A-1	$83,000,000	30.000%	Aaa/AAA	3.39	1 – 56	02/2012
A-2	$681,000,000	30.000%	Aaa/AAA	4.87	56 – 60	06/2012
A-3	$58,200,000	30.000%	Aaa/AAA	6.71	80 – 84	06/2014
A-AB	$130,700,000	30.000%	Aaa/AAA	7.29	60 – 112	10/2016
A-4	$954,361,000	30.000%	Aaa/AAA	9.76	112 – 119	05/2017
A-1A	$412,497,000	30.000%	Aaa/AAA	8.74	1 – 119	05/2017
A-M	$331,395,000	20.000%	Aaa/AAA	9.87	119 – 119	05/2017
A-J	$273,400,000	11.750%	Aaa/AAA	9.94	119 – 120	06/2017

Private Certificates (6)

Class	Initial Certificate Balance or Notional Amount(1)(2)(7)	Subordination Levels	Ratings (Moody’s / S&P)	Weighted Average Life (yrs.)(4)	Principal Window (mos.)(4)	Assumed Final Distribution Date(4)	Approximate Initial Pass-Through Rate(5)
X	$3,313,941,288	—	Aaa/AAA	—	—	—
B	$33,139,000	10.750%	Aa1/AA+	9.96	120 – 120	06/2017
C	$33,140,000	9.750%	Aa2/AA	9.96	120 – 120	06/2017
D	$33,139,000	8.750%	Aa3/AA-	9.96	120 – 120	06/2017
E	$20,712,000	8.125%	A1/A+	9.96	120 – 120	06/2017
F	$24,855,000	7.375%	A2/A	9.96	120 – 120	06/2017
G	$28,997,000	6.500%	A3/A-	9.96	120 – 120	06/2017
H	$41,424,000	5.250%	Baa1/BBB+	9.96	120 – 120	06/2017
J	$33,139,000	4.250%	Baa2/BBB	9.96	120 – 120	06/2017
K	$33,140,000	3.250%	Baa3/BBB-	9.96	120 – 120	06/2017
L	$16,569,000	2.750%	Ba1/BB+	9.96	120 – 120	06/2017
M	$12,428,000	2.375%	Ba2/BB	9.96	120 – 120	06/2017
N	$12,427,000	2.000%	Ba3/BB-	9.96	120 – 120	06/2017
O	$8,285,000	1.750%	B1/B+	9.96	120 – 120	06/2017
P	$8,285,000	1.500%	B2/B	9.96	120 – 120	06/2017
Q	$8,285,000	1.250%	B3/B-	9.96	120 – 120	06/2017
S	$41,424,288	0.000%	NR/NR	9.96	120 – 120	06/2017

Notes:	(1)	Subject to a permitted variance of plus or minus 5%.
	(2)	For purposes of making distributions to the Class A-1, Class A-2, Class A-3, Class A-AB, Class A-4 and Class A-1A certificates, the pool of mortgage loans will be deemed to consist of two distinct loan groups, Loan Group 1 and Loan Group 2. Loan Group 1 will consist of 222 mortgage loans, representing approximately 87.6% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date. Loan Group 2 will consist of 39 mortgage loans, representing approximately 12.4% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date. Loan

$2,924,553,000 (Approximate)

Bear Stearns Commercial Mortgage Securities Trust 2007-PWR16

Commercial Mortgage Pass-Through Certificates

Series 2007-PWR16

Group 2 will include approximately 99.1% of the aggregate principal balance of all the mortgage loans secured by multifamily properties. Additionally, Loan Group 2 includes 2 mortgage loans secured by mixed use properties. These 2 mortgage loans represent 0.3% of the initial mortgage pool balance and 2.7% of the initial loan group 2 balance. Generally, the Class A-1, Class A-2, Class A-3, Class A-AB and Class A-4 certificates will be entitled to receive only distributions of principal collected or advanced in respect of mortgage loans in Loan Group 1 until the certificate principal balance of the Class A-1A certificates has been reduced to zero, and the Class A-1A certificates will be entitled to receive only distributions of principal collected or advanced in respect of mortgage loans in Loan Group 2 until the certificate principal balances of the Class A-1, Class A-2, Class A-3, Class A-AB and Class A-4 certificates have been reduced to zero. However, after any distribution date on which the certificate principal balances of the Class A-M and Class A-J through Class S certificates have been reduced to zero, distributions of principal collected or advanced in respect of the entire pool of mortgage loans will be distributed to the Class A-1, Class A-2, Class A-3, Class A-AB, Class A-4 and Class A-1A certificates, pro rata.
(3)	The percentages indicated under the column “Subordination Levels” with respect to the Class A-1, Class A-2, Class A-3, Class A-AB, Class A-4 and Class A-1A certificates represent the approximate subordination levels for the Class A-1, Class A-2, Class A-3, Class A-AB, Class A-4 and Class A-1A certificates in the aggregate.
(4)	Based on the structuring assumptions, assuming 0% CPR, described in the Free Writing Prospectus dated May 29, 2007, to accompany the Prospectus dated May 29, 2007 (the “Free Writing Prospectus”).
(5)	The Class A-1, A-2, A-3, A-AB, A-4, A-1A, A-M, A-J, B, C, D, E, F, G, H, J, K, L, M, N, O, P, Q and S certificates will each accrue interest at one of the following: (i) a fixed rate, (ii) a fixed rate subject to a cap equal to the weighted average net mortgage rate, (iii) a rate equal to the weighted average net mortgage rate or (iv) a rate equal to the weighted average net mortgage rate less a specified percentage. The Class X certificates will accrue interest at a variable rate.
(6)	To be offered privately pursuant to Rule 144A.
(7)	The Class X Notional Amount is equal to the sum of all certificate balances outstanding from time to time.

$2,924,553,000 (Approximate)

Bear Stearns Commercial Mortgage Securities Trust 2007-PWR16

Commercial Mortgage Pass-Through Certificates

Series 2007-PWR16

2. Issuance of REMIC Regular Interests. The issuing entity will not issue any class A-2FL, class A-4FL or class A-JFL certificates or the Class A-2FL, Class A-4FL or Class A-JFL Regular Interests that are otherwise described in the Free Writing Prospectus and the Term Sheet.

3. Yield and Maturity Considerations.

In the table titled “Percent of Initial Certificate Balance Outstanding for the Class A-2 Certificates at the Respective Percentages of CPR” appearing in the section titled “Yield and Maturity Considerations—Weighted Average Life” on page S-139 of the Free Writing Prospectus, the “weighted average life (years)” corresponding to a 25% CPR is changed to 4.8.

In the table titled “Percent of Initial Certificate Balance Outstanding for the Class A-AB Certificates at the Respective Percentages of CPR” appearing in the section titled “Yield and Maturity Considerations—Weighted Average Life” on page S-140 of the Free Writing Prospectus, the percentage set forth opposite the Distribution Date in June 2014 and corresponding to a 25% CPR is changed to 59%.

4. Schedule II to the Free Writing Prospectus.

Schedule II to the Free Writing Prospectus is replaced in its entirety with the schedule attached to this free writing prospectus as Exhibit A.

$2,924,553,000 (Approximate)

Bear Stearns Commercial Mortgage Securities Trust 2007-PWR16

Commercial Mortgage Pass-Through Certificates

Series 2007-PWR16

B.	Mortgage Pool Update

1. With respect to the pooled mortgage loan secured by the mortgaged property identified on Appendix B to the Free Writing Prospectus as Hyland Hills Shopping Center (Loan ID #107), the following fields set forth on such Appendix B are changed as follows:

Appraised Value ($):	9,450,000
Appraisal As-of Date:	3/8/2007
Cut-Off Date LTV Ratio:	74.0%
LTV Ratio at Maturity or ARD:	62.3%

2. With respect to the pooled mortgage loan secured by the mortgaged property identified on Appendix B to the Free Writing Prospectus as Hyland Hills Shopping Center (Loan ID #107), the applicable note appearing under Item 6 of the “Footnotes to Appendix B and Appendix C” of the Free Writing Prospectus is deleted.

3. With respect to the pooled mortgage loan secured by the mortgaged property identified on Appendix B to the Free Writing Prospectus as Captain’s Self Storage (Loan ID #139), the following fields set forth on such Appendix B are changed as follows:

Balance at Maturity or ARD($):	4,658,178
Remaining Interest Only Period (mos.):	59
LTV Ratio at Maturity or ARD:	63.8%

4. In connection with the pooled mortgage loan secured by the mortgaged property identified on Appendix B to the Free Writing Prospectus as Airpark Business Center (Loan ID #5), footnote (3) to the table the table titled “Loan Information” on page D-29 of Appendix D to the Free Writing Prospectus, and on page 42 of the Term Sheet, in the applicable section titled “Mortgage Loan No. 5 — Airpark Business Center” is hereby changed to read in its entirety as follows:

(3)	The Airpark Business Center Borrower deposited $3,600,000 at closing to cover leasing issues relating to major tenants and the elimination of the tenancy in common interests. The lender is required to release the escrow if the property is owned in its entirety by Sealy Airpark Nashville, L.P. and any one of the following occurs: (i) three of the following four tenants (Nippon, Concentra, Leggett & Platt Co. and Technical Innovations) deliver executed leases or lease extensions; (ii) two of the four tenants listed above deliver executed leases or lease extensions and one new lease of at least 5,000 square feet is executed; or (iii) one of the four tenants listed above delivers an executed lease or lease extension and a new lease of at least 10,000 square feet in total is executed.

5. In connection with the pooled mortgage loan secured by the mortgaged property identified on Appendix B to the Free Writing Prospectus as Airpark Business Center (Loan ID #5), the first table on page D-30 of Appendix D to the Free Writing Prospectus, and on page 43 of the Term Sheet, in the applicable section titled “Mortgage Loan No. 5 — Airpark Business Center” is hereby changed to read in its entirety as follows:

$2,924,553,000 (Approximate)

Bear Stearns Commercial Mortgage Securities Trust 2007-PWR16

Commercial Mortgage Pass-Through Certificates

Series 2007-PWR16

Tenant Name	Credit Rating (Fitch/ Moody’s/S&P) (1)	Tenant NRA	% of NRA	Annualized Underwritten Base Rent ($)	% of Total Annualized Underwritten Base Rent	Annualized Underwritten Base Rent ($ Per NRA)	Lease Expiration

Square D Company	—/—/BBB+	100,822	9%	$952,328	14%	$9.45	10/31/2017
Nippon Express	A/A2/—	66,737	6%	$323,674	5%	$4.85	07/31/2010
Smart DM	—/Ba2/BB	38,905	3%	$257,551	4%	$6.62	07/31/2010
Laboratory Corp of America	—/Baa3/BBB	26,663	2%	$231,968	3%	$8.70	01/31/2011

Total/Weighted Average		233,127	20%	$1,765,521	27%	$7.57
Other Tenants	Various	730,256	63%	$4,894,055	73%	$6.70	Various
Vacant Space	NAP	191,654	17%	$0	0%	$0.00	NAP
Total/Weighted Average		1,155,037	100%	$6,659,576	100%	$6.91

(1)	Certain ratings are those of the parent company, whether or not the parent guarantees the lease.

6. In connection with the pooled mortgage loan secured by the mortgaged property identified on Appendix B to the Free Writing Prospectus as Airpark Business Center (Loan ID #5), second table on page D-30 of Appendix D to the Free Writing Prospectus, and on page 43 of the Term Sheet, in the applicable section titled “Mortgage Loan No. 5 — Airpark Business Center” is hereby changed to read in its entirety as follows:

	Lease Rollover Schedule(1)
Year	# of Leases Expiring	Total SF Expiring	% of Total SF Rolling	Cumulative Total SF Expiring	Cumulative % of SF Expiring	Average U/W Base Rent per SF Expiring

Vacant	—	191,654	17%	191,654	17%	—
2007	17	135,481	12%	327,135	28%	$6.93
2008	17	105,083	9%	432,218	37%	$6.37
2009	13	99,316	9%	531,534	46%	$7.04
2010	16	234,567	20%	766,101	66%	$6.53
2011	9	140,959	12%	907,060	79%	$6.70
2012	9	128,586	11%	1,035,646	90%	$6.14
2013	1	5,469	0%	1,041,115	90%	$8.70
2014	1	3,100	0%	1,044,215	90%	$8.40
2015	—	—	—	1,044,215	90%	—
2016	1	10,000	1%	1,054,215	91%	$6.15
Thereafter	1	100,822	9%	1,155,037	100%	$9.45

(1)	The information in the table is based on the underwritten rent roll.

7. In connection with the pooled mortgage loan secured by the mortgaged property identified on Appendix B to the Free Writing Prospectus as St. Andrews at Perimeter Apartments (Loan ID #7), the subsection titled “The Borrower” on page D-41 of Appendix D to the Free Writing Prospectus, and on page 54 of the Term Sheet, in the applicable section titled “Mortgage Loan No. 7 — St. Andrews at Perimeter Apartments” is hereby changed to add the following sentences at the end thereof:

JPILAC guarantees the mortgage loan in an amount limited to $15,000,000. The guarantee will be released and terminated upon achievement of a DSCR 1.20x or greater for 12 consecutive months.

$2,924,553,000 (Approximate)

Bear Stearns Commercial Mortgage Securities Trust 2007-PWR16

Commercial Mortgage Pass-Through Certificates

Series 2007-PWR16

8. In connection with the pooled mortgage loan secured by the mortgaged property identified on Appendix B to the Free Writing Prospectus as Millennium I, II, & III (Loan ID #9), the first two sentences of the first paragraph of the section titled “The Borrower”, on page D-49 of Appendix D to the Free Writing Prospectus, and on page 62 of the Term Sheet, are hereby replaced with the following sentences:

The co-borrowers, Conshohocken Associates, L.P. and Washington Street Associates II, L.P. (collectively, the “Millennium I, II, & III Borrower”), both Pennsylvania limited partnerships, are single purpose entities that own no material assets other than the Millennium I, II & III Property and related interests. The buildings comprising Millennium II & III are included in a condominium regime.

9. In connection with the pooled mortgage loan secured by the mortgaged property identified on Appendix B to the Free Writing Prospectus as Millennium I, II, & III (Loan ID #9), the penultimate sentence of the first paragraph of the section titled “The Property”, on pages D-49 and D-50 of Appendix D to the Free Writing Prospectus, and on pages 62 and 63 of the Term Sheet, in the applicable section titled “Mortgage Loan No. 9 — Millennium I, II, & III” is hereby replaced with the following sentences:

Millennium I is located 0.1 miles northwest of Millennium II & III on a 1.56-acre tract of land. Millennium II (70,864 square feet) and Millennium III (70,817 square feet) are part of a larger 15.7 acre condominium regime, and the related co-borrower has a 20% voting interest in the related condominium association. The related co-borrower has primary responsibility for maintenance of the Millennium II & III buildings, however, and the association has agreed that lender approval is required for any association action that could materially adversely affect the related co-borrower.

Exhibit A

Class A-AB Planned Principal Balances

Distribution Date	Class A-AB Planned Principal Balance ($)	Distribution Date	Class A-AB Planned Principal Balance ($)	Distribution Date	Class A-AB Planned Principal Balance ($)

July 2007	130,700,000.00	September 2010	130,700,000.00	November 2013	95,036,000.00
August 2007	130,700,000.00	October 2010	130,700,000.00	December 2013	92,723,000.00
September 2007	130,700,000.00	November 2010	130,700,000.00	January 2014	90,659,000.00
October 2007	130,700,000.00	December 2010	130,700,000.00	February 2014	88,600,000.00
November 2007	130,700,000.00	January 2011	130,700,000.00	March 2014	85,736,000.00
December 2007	130,700,000.00	February 2011	130,700,000.00	April 2014	83,700,000.00
January 2008	130,700,000.00	March 2011	130,700,000.00	May 2014	81,400,000.00
February 2008	130,700,000.00	April 2011	130,700,000.00	June 2014	79,367,000.00
March 2008	130,700,000.00	May 2011	130,700,000.00	July 2014	76,985,000.00
April 2008	130,700,000.00	June 2011	130,700,000.00	August 2014	74,850,000.00
May 2008	130,700,000.00	July 2011	130,700,000.00	September 2014	72,704,000.00
June 2008	130,700,000.00	August 2011	130,700,000.00	October 2014	70,291,000.00
July 2008	130,700,000.00	September 2011	130,700,000.00	November 2014	68,122,000.00
August 2008	130,700,000.00	October 2011	130,700,000.00	December 2014	65,687,000.00
September 2008	130,700,000.00	November 2011	130,700,000.00	January 2015	63,495,000.00
October 2008	130,700,000.00	December 2011	130,700,000.00	February 2015	61,292,000.00
November 2008	130,700,000.00	January 2012	130,700,000.00	March 2015	58,314,000.00
December 2008	130,700,000.00	February 2012	130,700,000.00	April 2015	56,085,000.00
January 2009	130,700,000.00	March 2012	130,700,000.00	May 2015	43,631,000.00
February 2009	130,700,000.00	April 2012	130,700,000.00	June 2015	41,390,000.00
March 2009	130,700,000.00	May 2012	130,700,000.00	July 2015	38,886,000.00
April 2009	130,700,000.00	June 2012	130,672,181.46	August 2015	36,622,000.00
May 2009	130,700,000.00	July 2012	128,532,000.00	September 2015	34,345,000.00
June 2009	130,700,000.00	August 2012	126,648,000.00	October 2015	31,808,000.00
July 2009	130,700,000.00	September 2012	124,754,000.00	November 2015	24,872,000.00
August 2009	130,700,000.00	October 2012	122,586,000.00	December 2015	22,320,000.00
September 2009	130,700,000.00	November 2012	120,672,000.00	January 2016	20,003,000.00
October 2009	130,700,000.00	Dec 2012	118,483,000.00	February 2016	17,674,000.00
November 2009	130,700,000.00	January 2013	116,549,000.00	March 2016	14,839,000.00
December 2009	130,700,000.00	February 2013	114,605,000.00	April 2016	12,484,000.00
January 2010	130,700,000.00	March 2013	111,859,000.00	May 2016	9,872,000.00
February 2010	130,700,000.00	April 2013	109,891,000.00	June 2016	7,492,000.00
March 2010	130,700,000.00	May 2013	107,650,000.00	July 2016	4,855,000.00
April 2010	130,700,000.00	June 2013	105,661,000.00	August 2016	2,450,000.00
May 2010	130,700,000.00	July 2013	103,400,000.00	September 2016	34,000.00
June 2010	130,700,000.00	August 2013	101,390,000.00	October 2016	0.00
July 2010	130,700,000.00	September 2013	99,370,000.00
August 2010	130,700,000.00	October 2013	97,078,000.00

STATEMENT REGARDING ASSUMPTIONS AS TO

SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the “Information”) may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities described therein. Should you receive Information that refers to the “Statement Regarding Assumptions and Other Information”, please refer to this statement instead. The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value given to the inputs. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, remittance reports and certificate administrator statements). Models used in any analysis may be proprietary, the results therefore, may be difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested using assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed facts and circumstances. Offering Documents contain data that is current as of their publication dates and after publication may no longer be accurate, complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by Bear Stearns or any other person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market at any time, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns or may be assigned to any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: Bear Stearns and/or individuals associated therewith may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision.